UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Helicos BioSciences Corporation

File No. 333-140973- CF#27616

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Helicos BioSciences Corporation submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 28, 2007, as amended.

Based on representations by Helicos BioSciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through August 23, 2016
Exhibit 10.9	through August 23, 2016
Exhibit 10.15	through August 23, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director